UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Agile Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00847L100
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847L100	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,983,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,983,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,983,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,983,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,983,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,983,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00847L100	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,983,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,983,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,983,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,983,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,983,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,983,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 8 of 10

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2014, relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Agile Therapeutics, Inc., a Delaware corporation (the “Issuer”) and is being filed to amend the Schedule 13D as specifically set forth below.  The principal executive office of the Issuer is located at 101 Poor Farm Road, Princeton, New Jersey 08540.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced with the following:

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,983,797 shares of Common Stock, consisting of (i) 838,498 shares of Common Stock issued upon the conversion of (x) 566,667 shares of Series C Preferred Stock of the Issuer into 793,334 shares of Common Stock and (y) subordinated promissory notes of the Issuer into 45,164 shares of Common Stock at the closing of the Issuer’s initial public offering of Common Stock (“IPO”) on May 22, 2014 (the conversion of the Series C Preferred Stock and the promissory notes collectively referred to herein as, the “Conversion”), (ii) 1,333,333 shares of Common Stock, which were acquired on May 23, 2014 in the IPO at a price of $6.00 per share and (iii) 811,966 shares of Common Stock, which were acquired on January 23, 2015 in a private placement at a price of $5.85 per share. The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 00847L100	SCHEDULE 13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 21,992,968 shares of Common Stock issued and outstanding, consisting of (i) 18,592,059 shares of Common Stock issued and outstanding as of November 13, 2014, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2014 and (ii) 3,400,000 shares of Common Stock estimated to be issued by the Company in a private placement on January 23, 2015. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,983,797 shares of Common Stock, constituting approximately 13.6% of the outstanding shares of Common Stock.

(b)           (i)    Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,983,797 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)    By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,983,797 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           On January 23, 2015, Aisling acquired 811,966 shares of Common Stock from the Issuer in a private offering at a price per share of $5.85.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Lock-Up Agreement dated March 17, 2014 (previously filed).

Exhibit 2:
Fifth Amended and Restated Registration Rights Agreement, dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein (incorporated herein by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer on May 9, 2014 (File No. 333-194621)) (previously filed).

Exhibit 3:	Joint Filing Agreement dated as of May 30, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 00847L100	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      January 27, 2015

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).